December 30, 2025

The RBB Fund, Inc.

c/o U.S. Bank Global Fund Services

615 E. Michigan St.

Milwaukee, WI 53202

Re:	F/m Compoundr Ultrashort Treasury ETF, F/m Compoundr Intermediate Treasury ETF and F/m Compoundr Long Treasury ETF

Ladies and Gentlemen:

F/m Investments LLC (the “Adviser”) hereby contractually undertakes, for the term specified below, with respect to F/m Compoundr Ultrashort Treasury ETF, F/m Compoundr Intermediate Treasury ETF and F/m Compoundr Long Treasury ETF (each a “Fund”), each a series of The RBB Fund, Inc. to waive 5 basis points of each Fund’s advisory fee otherwise payable to the Adviser under the investment advisory agreement between each Fund and the Adviser (this “Agreement”).

This Agreement will be in effect from December 30, 2025 through December 31, 2026, unless otherwise agreed to in writing by the Adviser and a Fund. This Agreement will automatically renew for consecutive one-year terms thereafter, unless otherwise agreed to in writing by the Adviser and a Fund.

The Adviser acknowledges and agrees that it shall not be entitled to collect on or make a claim for waived fees that are the subject of this Agreement at any time in the future.

This Agreement shall be binding upon any successors and assignees of the Adviser.

F/M INVESTMENTS LLC

By:	/s/ Alison Miller
Name:	Alison Miller
Title:	Chief Compliance Officer and Deputy General Counsel

Your signature below acknowledges

acceptance of this Agreement:

By:	/s/ James G. Shaw
James G. Shaw
Chief Financial Officer, Chief Operating Officer, and Secretary
The RBB Fund, Inc.